# UNITED STATES OF AMERICA
# BEFORE THE
# SECURITIES AND EXCHANGE COMMISSION

July 24, 2020

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In the Matter of

**DLP Positive Fixed Returns Fund LLC**
**605 Market Street**
**St. Augustine, FL 32095**

**ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-11075

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DLP Positive Fixed Returns Fund LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on July 24, 2020.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Joel Parker
Office Chief